SECU 15025253 SSION

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SEC MAIL RECEIVED MAR 20 2015 WASH. D.C. 194

# ANNUAL AUDITED REPORT
## FORM X-17A-5 /A
## PART III

| SEC FILE NUMBER |
|---|
| 8- 66183 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Independent Financial Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6660 S. Sheridan Rd., Suite 260
(No. and Street)

| Tulsa | OK | 74133-1766 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phillip H. Palmer 918-492-9484
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richardson, Edward Jr.
(Name – *if individual, state last, first, middle name*)

| 15565 Northland Drive, Suite 508 | Southfield | MI | 48075 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/23/15

# OATH OR AFFIRMATION

I, Phillip H. Palmer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Independent Financial Services, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBRA J. ROTH
Notary Public in and for
STATE OF OKLAHOMA
Commission # 03011066
Expires: August 21, 2015

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FIRST INDEPENDENT FINANCIAL SERVICES, INC.

Financial Statements
Two Years Ended December 31, 2014 and 2013

(With Independent Auditors' Report)



**EDWARD RICHARDSON, JR.**
*Certified Public Accountant*
**15565 Northland Drive**
**Suite 508 West**
**Southfield, MI 48075**
**(248) 559-0015**

*Edward Richardson Jr., CPA*
*15565 Northland Dr W Ste 508*
*Southfield, MI 48075*
*248-559-4514*

Independent Auditor's Report

Board of Directors
First Independent Financial Services
6660 Sheridan
Tulsa , OK 74133-1766

**Report on the Financial Statements**

I have audited the accompanying statement of financial condition of First Independent Financial Services as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of First Independent Financial Services management. My responsibility is to express an opinion on these financial statements based on my audit.

**Auditor's Responsibility**

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

**Opinion**

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Independent Financial Services as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

**Other Matters**

The Net Capital Computation has been subjected to audit procedures performed with audit of First Independent Financial Services financial statements. The Net Capital Computation is the responsibility of First Independent Financial Services 's management. My audit procedures included determining whether the Net Capital Computation reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Computation. In forming my opinion on the Net Capital Computation, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. § 240 17a-5. In my opinion, the Net Capital Computation is fairly

stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr.

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 18, 2015

12:46 PM
02/18/15
Accrual Basis

# First Independent Financial Services, Inc.
## Balance Sheet
### As of December 31, 2014

| | Dec 31, 14 |
|---|---|
| ASSETS | |
| Current Assets | |
| Checking/Savings | |
| FIFS, Inc. | 162,665.34 |
| Total Checking/Savings | 162,665.34 |
| Accounts Receivable | |
| Accounts Receivable | 216,698.61 |
| Total Accounts Receivable | 216,698.61 |
| Other Current Assets | |
| Prepaid Expense | 14,937.00 |
| Prepaid Rent | 4,500.00 |
| Total Other Current Assets | 19,437.00 |
| Total Current Assets | 398,800.95 |
| Fixed Assets | |
| Accum Depreciation | -5 380 00 |
| Office Equipment | 5 380 00 |
| Total Fixed Assets | 0.00 |
| Other Assets | |
| Clearing Deposit - FSC | 25,000.00 |
| Total Other Assets | 25,000.00 |
| TOTAL ASSETS | 423,800.95 |
| LIABILITIES & EQUITY | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | |
| Payroll Tax Liability | 1,200.00 |
| Total Accounts Payable | 1,200.00 |
| Other Current Liabilities | |
| Accrued Liabilities | 248,602.86 |
| Payroll Liabilities | 3,100.00 |
| Total Other Current Liabilities | 251,702.86 |
| Total Current Liabilities | 252,902.86 |
| Total Liabilities | 252,902.86 |
| Equity | |
| Additional Paid-in Capital | 126,000.00 |
| Capital Stock | 500.00 |
| Retained Earnings | 9,335.63 |
| Net Income | 35,062.46 |
| Total Equity | 170,898.09 |
| TOTAL LIABILITIES & EQUITY | 423,800.95 |

## FIRST INDEPENDENT FINANCIAL SERVICES, INC.
## NOTES TO FINANCIAL STATEMENTS
## DECEMBER 31, 2014

### NOTES 1: SUMARY OF SIGNIFICANT ACCOUNTING POLICIES

#### Nature of Business

First Independent Financial Services, Inc. ("the company") was organized in the state of Oklahoma on February 10, 2004, and is a registered broker and dealer in securities under the Securities and Exchange Act of 1934. The company is primarily a retail and institutional brokerage firm and does not intend to make markets, take proprietary positions or participate as an underwriter in public offerings. The Company is an introducing broker and carries no customer monies or securities. All customer transactions are forwarded to a clearing broker on a fully disclosed basis. Commissions are received for mutual fund and insurance products.

#### Revenue Recognition

Revenues and expenses are accounted for on the accrual basis.

#### Property and Equipment

Property and equipment are recorded at cost. Depreciation of the property and equipment is computed by the straight-line method over the estimated useful lives of the assets, which range from five to ten years. Fully depreciated assets still in use totaled approximately $5,380 for year ended December 31, 2014.

#### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

#### Cash Equivalents

For purposes of the Statements of Cash Flows, management considers all short-term investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2014 there are no cash equivalents.

#### Advertising

The Company follows the policy of charging advertising to expense as incurred.

# FIRST INDEPENDENT FINANCIAL SERVICES, INC.
# NOTES TO FINANCIAL STATEMENTS
# DECEMBER 31, 2014

## NOTES 1: SUMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

### Comprehensive Income

Statement of Financial Accounting Standards No. 130, *Reporting Comprehensive Income,* (SFAS 130), requires that total comprehensive income be reported in the financial statements. Total comprehensive income is presented on the Statement of Income and Comprehensive Income.

### Investments

All marketable securities are classified as "available for sale". Securities classified as "available for sale" are carried in the financial statements at fair values. Realized gains and losses, determined using the first-in first-out (FIFO) method, are included in earnings. Unrealized holding gains and losses are reported in other comprehensive income.

### Accounts Receivable – Commissions

The Company considers accounts receivable – commissions to be fully collectible. Accordingly, no allowance for doubtful accounts is deemed necessary. If accounts become uncollectible, they will be charged to operations when that determination is made. Determination of uncollectibility is made by management based on knowledge of specific accounts. Past-due status is based on contractual terms. Past-due accounts are not charged interest.

### Basis of Presentation

The financial statements include all the accounts of FIRST INDEPENDENT FINANCIAL SERVICES, INC. which is engaged in a single line of business as a securities broker-dealer, which comprises several classes of service including principal transaction and agency transportation.

The accompanying statement of financial condition has been prepared pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. The classification and reporting of items appearing on the statement of financial condition is consistent with the rule.

### Securities Transactions

Security transactions and the related commissions revenue and expense are recorded on a settlement date basis, generally the third business day following the transactions date, which does not vary materially from the trade basis.

## NOTES 1: SUMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

### Restricted Cash Deposit with Clearing Organization

The clearing organization requires First Independent Financial Services, Inc. to maintain a $25,000 cash balance on deposit. This may not be withdrawn for normal operating costs but is restricted to cover any errors charged to the company not as a result of the clearing organization.

### Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the company's activities involve the execution and settlement of various securities transactions. These activities may expose the company to off-balance sheet credit and market risks in the event the customer or counter party is unable to fulfill its contractual obligation. Such risks may be increased by volatile trading markets.

## NOTE 2: RELATED PARTY TRANSACTIONS

The Company earns commissions from insurance related products that are paid to an affiliated company and transferred to First Independent Financial Services, Inc. The company reported commissions income earned from the affiliated company during the years 2014 totaling $29,672. A portion of these earned commissions were paid subsequent to year end resulting in an account receivable included on the balance sheet.

## NOTE 3: PROPERTY AND EQUIPMENT

Following are the major classifications of property and equipment:

| | 2014 |
|---|---|
| Office Equipment | $ 5,380 |
| Accumulated Depreciation | (5,380) |
| | $ 0 |

## NOTE 4: DETERMINATION OF THE RESERVE REQUIREMENT

Exemption from SEC Rule 15c3-3, which requires computation of the reserve requirement, is claimed based on Section (k) (2) (B) under the Securities Exchange Act of 1934 as an introducing broker or dealer transacting security transactions on a fully disclosed basis. The company does not maintain physical custody of securities or customer accounts. Because of such exemption, the company is not required to prepare a "Computation of Determination of Reserve Requirements" and the schedule of "Information Relating to Possess or control Requirements". Under this Section,

**NOTE 4: DETERMINATION OF THE RESERVE REQUIREMENT - CONTINUED**

exemption can be claimed if all customer transactions are cleared through another broker/dealer on a fully disclosed basis. All First Independent Financial Services, Inc. customer transactions are cleared through First Southwest Company.

**NOTE 5: INCOME TAXES**

At December 2014, the Company has available a net operating loss of $50,234. Net operating losses used in 2014 were $19,437.

Significant components of the anticipated refund for income taxes at 2014 were current federal and state tax, $0. Deferred federal and state tax, $0. Total current and deferred taxes were $0.

**NOTES 6: INVESTMENTS** The table below provides detail of the investments

**December 31, 2014**

| | **Number** | **Cost** | **Gross Unrealized Gains (Losses)** | **Estimated Market Value** |
|---|---|---|---|---|
| Fannie Mae Bonds | 0 | $ 0 | $ 0 | $ 0 |
| | | $ 0 | $ 0 | $ 0 |

In 2009, the Company adopted the provisions of SFAS No. 157, "Fair Value Measurements." Using the provisions within SFAS No. 157, the Company has characterized its investments in securities, based on the priority of inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), and the lowest priority to quoted prices to unobservable inputs (Level 3). If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level of input that is significant to the fair value measurement of the investment.

Investments recorded in the Balance Sheets based on the inputs to valuation techniques as follows:

Level 1- These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access. These investments are exchange-traded mutual funds.

**FIRST INDEPENDENT FINANCIAL SERVICES, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2014**

## NOTE 6: INVESTMENTS – CONTINUED

Level 2- These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments.

Level 3- These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about assumptions market participants would use in pricing the investments.

The following table presents the Company's hierarchy for the investments measured at fair value on a recurring basis as of December 31, 2014:

| | Quoted Market Prices in Active Markets (Level 1) | Other Observable Inputs (Level 2) | Unobservable Inputs (Level 3) |
|---|---|---|---|
| Available-for-sale securities | | | |
| Exchange traded bonds | $ 0 | $ 0 | $ 0 |

## NOTE 7: COMMITMENTS

The Company is obligated under operating leases with remaining non-cancellable terms in excess of one year. Rent charged against operations for the year 2013 and 2012, was $57,165 and $52,942, respectively. Aggregate rentals for office space and equipment as of December 31, 2014 are as follows:

| | |
|---|---|
| 2014 | $57,959 |
| 2015 | $34,458 |

## NOTE 8: ADDITONAL CASH FLOW INFORMATION

The net increase in the unrealized holding gain (loss) on available for sale securities was $0, for the years ended December 31, 2014.

# FIRST INDEPENDENT FINANCIAL SERVICES, INC.
# NOTES TO FINANCIAL STATEMENTS
# DECEMBER 31, 2014

## NOTE 9: DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

Disclosure of the estimated fair value of financial instruments is required under the provisions of Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures About Fair Value of Financial Instruments". Management believes that the carrying amounts of the Company's financial instruments at December 31, 2014, which include cash and cash equivalents, commission's receivable, certificate of deposit and payables are reasonable estimates of their fair value.

## NOTE 10: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of the December 31, 2014, the company had net capital of $146,461, which was $134,413 in excess of its required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 182.4 to 1, as of December 31, 4

## NOTE 11: SUBSEQUENT EVENTS

Subsequent events through February 18, 2015 are reflected in the accompanying financial statements and the related notes.

**Supplementary**

**Pursuant to rule 17a-5 of the**

**Securities and Exchange Act of 1934**

**As of and for the Year Ended December 31, 2014**

**First Independent Financial Services, Inc.**
**Supplemental Schedules Required by Rule 17a-5**
**As of and for the year ended December 31, 2014**

## Computation of Net Capital

| | | |
|---|---|---|
| Total Stockholder's equity: | | $ 170,898.00 |
| Nonallowable assets: | | |
| Prepaid Expenses | 19,437.00 | |
| Fixed Assets | 0.00 | |
| Accounts receivable – other | 0.00 | (19,437.00) |
| Other Charges | 5,000.00 | |
| Haircuts | 0.00 | |
| Undue Concentration | 0.00 | (5,000.00) |
| Net allowable capital | | $ 146,461.00 |

## Computation of Basic Net Capital Requirement

| | |
|---|---|
| Minimum net capital required as a percentage of aggregate indebtedness | $ 16,869.00 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000.00 |
| Net capital requirement | $ 5,000.00 |
| Excess net capital | $ 134,413.00 |

## Computation of Aggregate Indebtedness

| | |
|---|---|
| Total Aggregate Indebtedness | $ 252,903.00 |
| Percentage of aggregate indebtedness to net capital | 182.39% |

## Reconciliation of the Computation of Net Capital Under Rule 15c3-1

| | |
|---|---|
| Computation of Net Capital reported on FOCUS IIA as of December 31, 2014 | $ 146,461.00 |
| Adjustments: | |
| Change in Equity (Adjustments) | (0.00) |
| Change in Non-Allowable Assets | (0.00) |
| Change in Haircuts | 0.00 |
| Change in Undue Concentration | 0.00 |
| NCC per Audit | 146,461.00 |
| Reconciled Difference | $ (0.00) |

See accountant's audit report

**First Independent Financial Services, Inc.**
**Supplemental Schedules Required by Rule 17a-5**
**As of and for the year ended December 31, 2014**

**Exemptive Provisions Rule 15c3-3**

The Company is exempt from Rule 15c3-3 pursuant to (k)(2)(ii). The clearing firm is First Southwest.

**Statement of Changes in Liabilities Subordinated to the Claims of General Creditors**

| | |
|---|---|
| Balance of such claims at January 1, 2014 | $ - |
| Additions | - |
| Reductions | - |
| Balance of such claims at December 31, 2014 | $ - |

See accountant's audit report

## REPORT ON BROKER DEALER EXEMPTION

**For the year ended December 31, 2014**

See accountant's audit report

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 18, 2015

Board of Directors
First Independent Financial Services, Inc.
6660 Sheridan Rd.,
Suite 260
Tulsa, OK 74133-1766

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) First Independent Financial Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which First Independent Financial Services, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) First Independent Financial Services, Inc. stated that First Independent Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. First Independent Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Independent Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

**First Independent Financial Services, Inc.**

6660 S. Sheridan Road, Suite 260
Tulsa, Oklahoma 74133-1766

918/492-9484
918/492-9488 Fax
866/923-7823 Toll Free
email: fifs@beatbd.com

Member FINRA and SIPC

February 16, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2014

Dear Mr. Richardson Jr:

Please be advised that First Independent Financial Services, Inc. has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2014 through December 31, 2014. First Independent Financial Services, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). First Independent Financial Services, Inc.'s past business has been of similar nature and has complied to this exemption since its inception, February 10, 2004.

Phillip H. Palmer, the president of First Independent Financial Services, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2014.

Phillip H. Palmer has been responsible for compliance with the exemption provision throughout the fiscal year. Also there were not any know events or other factors that might have affected First Independent Financial Services, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (918) 492-9484.

Very truly yours,

First Independent Financial Services, Inc.
Phillip H. Palmer, President

*Integrity....in the pursuit of excellence*

**REPORT ON SIPC ASSESSMENT RECONCILIATION**

**For the year ended December 31, 2014**

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Audit Committee

Board of Directors
First Independent Financial Services, Inc.
6660 Sheridan Rd.,
Suite 260
Tulsa, OK 74133-1766

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2014 to December 31, 2014, which were agreed to by First Independent Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating First Independent Financial Services, Inc., compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). First Independent Financial Services, Inc.'s management is responsible for First Independent Financial Services, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $67.48.

2. Compared audited Total Revenue for the period of January 01, 2014 through the December 31, 2014 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, First Independent Financial Services, Inc. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

February 18, 2015